UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

2 Gresham Street

London, United Kingdom EC2V 7AD

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Information Contained in this Form 6-K Report

On August 15, 2023, Paysafe Limited issued a press release announcing its financial condition and results of operations for the quarter ended June 30, 2023. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

The information contained in this report and the exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by Paysafe Limited under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Financial Statements and Exhibits

Exhibits

Exhibit	Description

99.1	Press Release, dated August 15, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 15, 2023	PAYSAFE LIMITED

	By:	/s/ Alexander Gersh
	Name:	Alexander Gersh
	Title:	Chief Financial Officer